

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Jennifer Zhan
Chief Executive Officer
Shineco, Inc.
Room 3310, North Tower, Zhengda Center
No. 20, Jinhe East Road
Chaoyang District, Beijing People's Republic of China 100020

> **Re: Shineco, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 11, 2022**
> **File No. 333-261229**

Dear Ms. Zhan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Recent Regulatory Development, page 12

1.   We note your response to comments 6 and 10. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Manno, Esq.